Putnam Tax Exempt Income Fund
77l Changes in accounting principles and practices


In January 2013, ASU 2013-01 Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities replaced
ASU No. 2011-11 Disclosures about Offsetting Assets and Liabilities. The updates create new disclosure requirements requiring entities to disclose both gross and net information for derivatives and other financial instruments that are either off set in the Statement of assets and liabilities or subject to an enforceable master netting arrangement or similar agreement. The disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2013 and interim periods within those annual periods. Putnam Management is currently evaluating the application of ASU 2013-01 and its impact, if any, on the funds financial statements.